Prospectus Supplement filed under Rule 424(b)(3)
 Registration No. 333-31436


              Prospectus Supplement
              Dated April 19, 2000

         The Proxy Statement/Prospectus dated March 2, 2000 relating to the proposed merger of NFO Worldwide, Inc. ("NFO") with a subsidiary of The Interpublic Group of Companies, Inc. is hereby supplemented to include the following information. On April 18, 2000, NFO issued a press release announcing the approval and adoption by NFO's stockholders of the proposed merger. The press release is set forth below.

                   NFO WORLDWIDE SHAREHOLDERS APPROVE PROPOSED
                 MERGER WITH THE INTERPUBLIC GROUP; CLOSING DATE
                          SCHEDULED FOR APRIL 20, 2000

         Greenwich, CT - April 18, 2000 - NFO Worldwide, Inc. (NYSE: NFO) today announced that its shareholders have approved its proposed merger with The Interpublic Group of Companies, Inc. (NYSE: IPG). NFO also said that Interpublic has notified the company of its intention to close the transaction on Thursday, April 20, 2000.

         Pursuant to the terms of the revised merger agreement between NFO Worldwide and The Interpublic Group, each NFO shareholder will receive .5503 shares of Interpublic common stock for each share of NFO common stock held at the time of closing. Within 10 days after closing, each NFO shareholder will be mailed instructions detailing the steps necessary to exchange their NFO shares for Interpublic shares. NFO shareholders will receive cash for any fractional shares.

         NFO is a leading provider of research-based, marketing information and counsel to the worldwide business community. With over 15,000 full and part-time employees operating in 38 countries; in-depth expertise in all research methodologies; and in-field marketing experience across multiple market sectors, NFO provides clients with trusted insight into the behaviors, attitudes and opinions of customers around the globe. Key services include comprehensive counsel on market evaluation, product development, brand management, customer satisfaction, pricing, distribution, and advertising effectiveness. The Company delivers custom and syndicated marketing information and counsel to over 4,000 clients in key market sectors such as packaged goods and foods, healthcare, financial services, high-tech/telecommunications, travel & leisure, automotive and business to business. NFO is the largest custom marketing research firm in North America, and among the top three in the world. Together with its subsidiary and affiliated companies, NFO is the world's largest provider of Internet-based custom marketing research services. Visit NFO Worldwide on the Web http://www.nfow.com.

         Statements in this press release relating to matters that are not historical facts are forward looking statements. Such forward-looking statements are based on each respective company's current forecasts and actual results may differ materially. To understand the risks that may affect each company's future performance, please refer to Part 1 of Interpublic's 1999 Annual Report on Form 10-K filed on March 24, 2000 or part 1 of NFO's 1999 Annual Report on Form 10-K filed on March 29, 2000.